UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AFP IMAGING CORPORATION
(Exact name of registrant as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)

3861
(Primary Standard Industrial Classification Code Number)

250 Clearbrook Road
Elmsford, New York 10523-1315
(914) 592-6100
(Address, including zip code, and telephone number, including area code, registrant=s principal executive offices)

Donald Rabinovitch, President
AFP Imaging Corporation
250 Clearbrook Road
Elmsford, New York 10523-1315
(914) 592-6100
- with copy to -
Jack Becker, Esq.
Snow Becker Krauss P.C.
605 Third Avenue - 25th Floor
New York, New York 10158-0125
(Name, address, including zip code, and telephone number, including area code of agent for service)

As soon as practicable after the effective date of this registration statement
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $.01 per share	2,777,777 (1)	$2.25 (2)	$6,249,998.25 (2)	$668.75
Common stock, par value $.01 per share	50,000 (3) (4)	$2.25 (2)	$112,500 (2)	$12.04

(1)	Represents shares of common stock currently issued and outstanding and held of record by certain of the selling securityholders.
(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(h)(1) promulgated under the Securities Act of 1933, based upon the average of the bid and asked prices for the registrant=s common stock on June 20, 2006, as reported by the NASD Over-the-Counter Bulletin Board.

(3)	Represents shares issuable upon exercise of outstanding common stock purchase warrants of the registrant held of record by certain of the selling securityholders.
(4)
There are also being registered such indeterminable number of additional shares of common stock as may become issuable in accordance with the anti-dilution provisions contained in the outstanding common stock purchase warrants of the registrant held of record by certain of the selling securityholders, pursuant to Securities Act Rule 416(a).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 26, 2006

2,827,777 Shares

AFP Imaging Corporation

Common Stock

This prospectus relates to an aggregate of 2,827,777 shares of our common stock. The shares consist of 2,777,777 shares of our common stock that are currently outstanding and 50,000 shares of our common stock issuable upon exercise of warrants that are currently outstanding. Such outstanding shares were issued in a private placement consummated on May 2, 2006 and the warrants were issued to designees of an investment banking firm in connection with our retention of such firm to provide financial advisory services to us as part of our strategy to increase our market share in the industries in which we compete. The holders of such outstanding shares and warrants are referred to as the Aselling securityholders@ in this prospectus. The shares subject to this prospectus may be offered and sold from time to time by selling securityholders, and any pledgees, donees, transferees or other successors-in-interest of the shares, through public or private transactions at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. Information regarding the identities of the selling securityholders, the manner in which they acquired or will acquire their shares and the manner in which the shares are being offered and sold is provided in the ASelling Securityholders@ and APlan of Distribution@ sections of this prospectus.

We will not receive any of the proceeds from the sale of the shares. We will, however, receive the exercise price, if any, upon exercise of the warrants. We have agreed to bear all of the expenses in connection with the registration and sale of the shares, except for sales commissions. We estimate these expenses to be $125,681.

Our common stock currently is traded on the Over-the-Counter Bulletin Board maintained by NASD, Inc. under the symbol AAFPC.OB.@ On June 20, 2006, the closing sale price of our common stock, as reported by the OTCBB, was $2.25 per share. You are urged to obtain current market quotations for our common stock before purchasing any of the shares being offered for sale pursuant to this prospectus.

Investment in the shares being offered pursuant to this prospectus involve a high degree of risk. You should carefully read and consider the information set forth in the section of this prospectus entitled ARisk Factors,@ commencing on page 5, when determining whether to purchase any of these shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________________, 2006

PROSPECTUS SUMMARY

The following is a brief summary of certain information contained elsewhere in this prospectus or incorporated in this prospectus by reference. This summary is not intended to be a complete description of the matters covered in this prospectus and is qualified in its entirety by reference to the more detailed information contained or incorporated by reference in this prospectus. You are urged to read this prospectus in its entirety, including all materials incorporated in this prospectus by reference, especially the risks of investing in our common stock, when considering making an investment in our common stock.

This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors. We refer you to the section of this prospectus entitled AForward-Looking Statements@ for a more complete discussion of the forward-looking statements used in this prospectus.

Our Company

We are engaged in the business of designing, developing, manufacturing and distributing equipment for producing medical, veterinary and dental x-ray images through digital and analog technology, as well as the chemical processing of photosensitive materials. Medical, dental, veterinary and industrial professionals use these products. Our products are distributed to worldwide markets, under various brand names, through a network of independent and unaffiliated dealers.

Our principal products and services include:

●    Digital Dental and Large Body DR and CR Imaging Systems

We manufacture, distribute and service a filmless, digital dental radiography system, utilizing x-rays and electronic imaging technology. This technology allows our products to capture dental images utilizing an intraoral sensor and display the images on computer screens that operate in a Windows-based software environment. These filmless, digital dental radiographic systems, referred to as DR Systems, have practical applications in both human and companion animal dentistry. We have developed proprietary application software for use with the intraoral sensor.

We also distribute computed radiology systems, referred to as CR Systems, which utilize a reusable phosphorus plate and laser scanner in place of x-ray film. The plate can be erased and then re-exposed over a thousand times. The CR Systems are used for larger body x-ray examinations.

●    Medical, Dental and Industrial X-Ray Processors and Accessories

We manufacture and distribute a line of freestanding and tabletop medical, dental and industrial x-ray film processors, commonly referred to as analog systems. These machines are capable of processing or developing films of various sizes. The exposed film is inserted into equipment and returned to the operator developed, fixed, washed and dried. The equipment can be located either in a dark room site or adapted to a daylight loading system. These units are used for diagnostic x-ray imaging and industrial, non-destructive testing applications.

●    X-Ray Systems

We have been granted the exclusive distribution rights for the North American market on a well established, European-designed intraoral dental x-ray machine and panoramic/cephalometric dental x-ray machine. We also has been granted the North American distribution rights to a Japanese-developed panoramic/cephalometric dental x-ray machine. The x-ray film exposed by all of these units can be developed in our film processors. Alternatively, these x-ray products can be sourced and distributed with a digital, filmless sensor that is compatible with our other digital x-ray products and software.

●    Veterinary Imaging and Radiographic Systems

We manufacture and distribute a line of x-ray and related equipment specifically designed for the veterinary marketplace. These include intraoral x-ray systems, filmless digital dental radiography systems, film processors, dental veterinary film, and a large body CR filmless scanner used in conjunction with general radiographic equipment. These combined systems are tailored to allow the veterinarian to perform both dental and general radiography on companion animals. In February 2006, we introduced and began marketing a new mobile equine dental radiography system.

We also distribute veterinary x-ray systems manufactured by a third party under an exclusive worldwide distribution arrangement. These third party systems are capable of producing large format, or Awhole-body,@ images in either digital- or film-based formats.

Our Offices and Website

Our principal executive offices are located at 250 Clearbrook Road, Elmsford, New York 10523-1315. Our telephone number is 914-592-6100. We maintain web sites at www.afpimaging.com and www.dent-x.com. Information contained on our web sites are not considered to be a part of, nor incorporated by reference in, this prospectus.

The Offering

Common stock being offered by us	None

Common stock being offered by the selling securityholders	2,827,777 shares. These shares consist of:

●    2,777,777 shares currently outstanding and held of record by certain of the selling securityholders which were issued in connection with our private placement of such shares which was consummated on May 2, 2006 and

●    50,000 shares issuable upon exercise of warrants held of record by certain of the selling security holders which were issued in connection with our retention of an investment banking firm to provide financial advisory services to us as part of our strategy to increase our market share in the industries in which we compete.

Common stock outstanding as of the date of this prospectus	12,345,994 shares.

Common stock to be outstanding assuming exercise of all of the warrants held by the selling securityholders and no other issuances of our common stock	12,395,994 shares.
Use of proceeds
We will not receive any of the proceeds from the sale of the shares being offered pursuant to this prospectus. We will, however, receive the exercise price, if any, upon exercise of the warrants held by the selling securityholders. We intend to use any proceeds from the exercise of the warrants for:

● possible future acquisitions; and ● general corporate purposes and working capital
Over-the-Counter Bulletin Board trading symbol	AFPC.OB

Selected Historical Financial Data

Statement of Operations
						Nine Months Ended
	Years Ended June 30,					March 31,
	2005	2004	2003	2002	2001	2006	2005
						(unaudited)
Net Sales	$23,135,063	$19,832,910	$18,043,668	$20,086,888	$24,051,300	$18,663,935	$16,978,637
Operating Income (Loss)	1,354,617	1,453,628	(545)	391,408	(1,285,785) (a )	753,644	1,147,029
Net Income (Loss)	1,899,930	1,345,467	(1,515,407) (b )	84,002	(1,738,346)	690,981	1,384,011
Net Income (Loss) per Share -
Basic	.20	.15	(.16)	.01	(.19)	.07	.15
Diluted	.19	.14	(.16)	.01	(.19)	.07	.14
Weighted Average Number of
Shares of Common Stock
Outstanding -
Basic	9,380,855	9,270,617	9,270,617	9,271,054	9,271,054	9,558,533	9,373,386
Diluted	9,885,662	9,632,188	9,270,617	9,271,429	9,271,054	10,053,422	9,863,416

Balance Sheet
	June 30,					March 31,
	2005	2004	2003	2002	2001	2006	2005
						(unaudited)
Total Assets	$8,153,396	$6,244,895	$6,043,855	$7,849,510	$8,635,214	$8,843,481	7,069,187
Long-term Debt	0	222,223	630,556	1,180,556	2,359,033	0	22,222
Total Liabilities	3,490,765	3,579,499	4,723,926	5,026,793	5,917,991	3,255,304	2,979,675
Shareholders= Equity	4,662,631	2,665,396	1,319,929	2,822,717	2,717,223	5,588,177	4,089,512
Number of Shares of Common
Stock Outstanding	9,407,717	9,270,617	9,270,617	9,270,617	9,270,617	9,568,217	9,399,717

(a)
Includes charges and provisions of $846,000, to reduce the goodwill associated with our medical diagnostic imager product line to $0, and $110,000, to reflect the sale of our graphic arts business, of which $50,000 reduced the graphic arts inventory to fair market value and $60,000 was applied for severance and other closing costs.

(b)
Upon adoption of SFAS 142 in the first quarter of Fiscal Year 2003, we recorded a one-time, non-cash charge of $1,297,069 to reduce the carrying value of its goodwill. Such charge was non-operational in nature and was reflected as a cumulative effect of an accounting change.

RISK FACTORS

The shares being offered pursuant to this prospectus are speculative and involve a high degree of risk. Only those persons able to lose their entire investment should purchase any of the shares. Prior to making an investment decision, you should carefully read the other information in this prospectus and consider, along with other matters referred to or incorporated by reference in this prospectus, the following risk factors.

Business Risks

We will be dependent on key management and advisors. Our success is highly dependent on our ability to attract and retain experienced management and industry personnel to supplement our present management team. The loss of the services or advice of any one or more of these persons, whether part of the present management or new hires, could have a material adverse effect on our business. We face considerable competition from other entities in the fields in which we operate and with other entities for qualified personnel, many of which have significantly greater resources than us. We may be unable to offer key employees compensation of the type and quantity that our competitors and other entities can offer. There can be no assurance that we will be able to attract and retain personnel in the future, and the inability to do so could have material adverse effects on us.

We are significantly dependent upon the continued availability of Donald Rabinovitch, our president and co-chief executive officer, David Vozick, our chairman and co-chief executive officer, and Roberto Molteni, our executive vice-president of technology. We currently do not have employment agreements with any of these executive officers. The loss or unavailability to us of any of Messrs. Rabinovitch, Vozick or Molteni for an extended period of time could have a material adverse effect on our business operations and prospects. To the extent that their services would be unavailable to us for any reason, we would be required to procure other personnel to manage and operate us. There can be no assurance that we will be able to locate or employ such qualified personnel on acceptable terms.

We are dependent on our key personnel and ability to recruit, train and retain technology professionals. Our current and planned operations will depend in large part on our ability to identify, hire, train and retain technology professionals and sales and senior management personnel who can provide the technical, strategic, creative, marketing and audience development skills required by our clients and for our financial success. There is a shortage of qualified personnel in these fields and we compete with other companies, both those within the industry in which we operate and those in other industries, for this limited pool of technology professionals and sales and senior management personnel. There is no assurance that we will be able to attract, train, or retain such qualified personnel.

Further, additions of new and departures of existing personnel, particularly in key positions, can be disruptive, which also could have a material adverse effect upon us, the result of which could have a negative impact on our operations and financial results.

We are dependent on a limited number of products and any material decrease in revenues from these products could have a adverse impact on our revenue and financial position. Our revenues primarily are generated from sales of our analog processor products, panoramic and intra-oral x-ray machines and, to a lesser extent, other products, including digital sensors. We can give no assurance that any of these systems and products, or any of the other products which we currently sell, or may sell in the future, will not be rendered obsolete or inferior as a result of technological change, changing customer demands, new product introductions or other developments. There also can be no assurance that our competitors will not succeed in developing or marketing technologies, systems and products that are superior to and/or more commercially attractive than our technologies, systems and products. The rendering obsolete or inferior of our technologies, systems and products could have a material adverse effect on us.

Further, our success will depend in part on our ability to improve and enhance our technologies, systems and products timely in comparison to our competitors. There can be no assurance that we will be able to do so. Our failure to improve and enhance any of our technologies, systems and products in a timely manner could have a material adverse effect on us.

A failure to adapt to technological changes within our industry could have an adverse effect on our operating results. Our success will depend on our ability to keep pace with technological developments of new products and services and our ability to fulfill increasingly sophisticated customer demands. The medical, dental and veterinary imaging equipment and service markets are characterized by rapidly changing technology and frequent introductions of new products, services and product and service enhancements. There can be no assurance that we will be able to provide the products, services and support necessary to remain competitive. If we were to incur delays in sourcing and developing new products and services or enhancements to our current lines of products and services, such delays could have a material adverse effect on our operations and financial results.

We are subject to substantial competition which could adversely affect our operating results. The markets in which we operate are highly competitive with respect to performance, quality and price. We directly compete with local, regional and national manufacturers and distributors of medical, dental and veterinary imaging equipment. In the future, we may face further competition from new market entrants and possible alliances between existing competitors. Some of our competitors have, or may have, greater financial, marketing and other resources than us. As a result, competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, benefit from greater purchasing economies, offer more aggressive hardware and service pricing to customers, or devote greater resources to the promotion of their products and services than we are capable of accomplishing. There can be no assurance that we will be able to successfully compete in the future with such competitors. The failure to successfully compete could have an adverse effect on our operating results.

The market for technology professional services is intensely competitive, rapidly evolving and subject to rapid technological change. We expect competition not only to persist, but to increase. Competition may result in price reductions, reduced margins and loss of market share. The market for our goods and services is rapidly evolving and is subject to continuous technological change. As a result, our competitors may be better positioned to address these developments or may react more favorably to these changes. Existing or future competitors may develop or offer strategic services that provide significant technological, creative, performance, price or other advantages over the services that we offer.

Our growth will depend on our ability to continue to develop our brands. We believe that strengthening our brands will be critical to achieving widespread acceptance of our products and services. Promoting and positioning our brands will depend largely on the success of our marketing efforts and ability to provide high quality products and services. In order to promote our brands, we will need to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among our customers. Brand promotion activities may not yield increased revenues and, even if they do, any increased revenues may not offset the expenses that we incur in building our brands. If we fail to promote and maintain our brands or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, our business would be harmed.

Our dependence on third party licenses could have adverse effects. We rely on certain software, technology and products that we have licensed from third parties, including software, technologies and products that is integrated with internally developed software and/or used in our products to perform key functions. These third-party licenses may not continue to be available for use on commercially reasonable terms. Also, the licensed software, technologies and products may not be appropriately supported, maintained or enhanced by the licensors such that the license would not continue to provide the necessary commercial benefits to us. In addition, we may not be able to license additional software, technologies and products in the future on terms advantageous to us. The loss of or inability to obtain or replace licenses to, or inability to support, maintain and enhance, any of such licensed software, could result in increased costs, including the expense of internally developing the required software, technologies and products, as well as delays or reductions in product shipments.

We are subject to pricing pressures and variable foreign exchange rates, which could result in lower sales revenues and gross profits. We believe our prices and payment and delivery terms are competitive. However, certain competitors may offer more aggressive pricing and payment terms to customers. We have experienced, and expect to continue to experience pricing pressure, on our products and services due to competitive factors, including industry consolidation. In addition, we have seen a general weakness in the U.S. economy negatively impacting our operating results as dental, medical and veterinary professionals reduced their capital expenditures in response to such general economic weakness. In an attempt to stimulate sales to existing and new customers, we believe, that pricing pressures may increase in the future. Decreasing prices for our products and services would require us to sell a greater number of products and services to achieve the same level of net sales and gross profit.

Seasonality can cause fluctuations in our revenues and operating results. We have seen seasonal variations in our revenues and operating results. Our fourth quarter results for a fiscal year have historically exceeded corresponding revenues and operating results for the first quarter of the following fiscal year. We expect our net sales and operating results to continue to reflect this seasonality. The seasonality of our operating results could result in fluctuations of the market price of our common stock.

We have had and may continue to have fluctuations in our quarterly operating results. Our quarterly operating results have and, in the future, may fluctuate significantly, depending on a variety of factors, many of which are outside of our control. Factors that may affect our quarterly results include:
●    the demand for our products and services;
●    the size, timing and timely fulfilment of orders for our products and services;
●    the level of product, price and service competition;
●    changes in average selling prices and product mix, which also could affect our profit margins;
●    changes in our sales incentive strategy, as well as sales personnel changes;
●    the mix of direct and indirect sales, product returns and rebates;
●    federal, state or local government regulation;
●    our ability to upgrade and develop our systems and infrastructure to accommodate growth;
●    our ability to attract and retain qualified personnel;
●    consumer trends;
●    the success of our brand building and marketing campaigns;
●    capital spending budgets of our customers;
●    the timing, size and mix of product and service orders and deliveries; and
●    general economic conditions and economic conditions specific to the industries in which we compete.

Our operating expenses and capital expenditures are based in large part on our expectations of future revenues. Therefore, if revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by an unanticipated decline in revenue for a particular quarter because a relatively small amount of our expenses will vary with our revenue in the short term. As a result, we believe that period-to-period comparisons of our results of operations are not and will not necessarily be meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it is likely that in some future quarter our operating results will be below expectations.

We are dependent on third-party distributors and a loss of any of these distributors could adversely affect us. We distribute our products through third-party, independent distributors. Historically, a limited number of distributors have accounted for a significant portion of our overall revenues. In general, these distributors could discontinue marketing our products with little or no notice. Certain distributors also could market products which compete with our products. The loss of or significant reduction in revenues generated through one or more of our distributors could have a material adverse effect on our operating results and financial position.

There are a number of uncertainties associated with international sales that could adversely affect us. In each of our last three fiscal years, sales to customers outside of the United States exceeded 16% of our overall sales. We anticipate that international sales will continue to account for a similar portion of our overall sales revenue. International revenues are subject to a number of uncertainties, including, but not limited to:
●	contracts may be difficult to enforce and receivables difficult to collect;
●	foreign customers and distributors may require longer payment cycles,
●	foreign governments may impose additional withholding taxes or otherwise tax our foreign income, as well as impose tariffs or adopt other restrictions on foreign trade;
●	fluctuations in exchange rates may affect product demand;
●	United States export licenses may be difficult to obtain; and
●	intellectual property rights in foreign countries may be difficult or impossible to enforce.

Moreover, many foreign countries have their own regulatory approval requirements for the sale of our products. As a result, our introduction of new products into international markets could be hindered, costly and/or time-prohibited. There can be no assurance that we will be able to obtain the required regulatory approvals on a timely basis, if at all.

We are subject to the uncertainty of litigation results that could adversely impact our financial position. We are subject to a variety of legal actions relating to our business operations. Recent court decisions, legislative activity and regulatory enforcement may increase our exposure for claims by third-parties, including environmental claims. In some cases, substantial punitive damages may be sought. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance. In addition, insurers may dispute coverage or the amount of insurance may not be sufficient to cover the damages awarded. Further, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future. An adverse outcome from a litigation matter could have a material adverse effect on us.

We are subject to regulatory and legislative risks that could adversely affect our operations. We must obtain certain approvals and marketing clearances from governmental authorities, including the federal Food and Drug Administration (the AFDA@) and similar health authorities in foreign countries, to market and sell our products domestically and in such foreign countries. The FDA regulates the marketing, manufacturing, labeling, packaging, advertising, sale and distribution of medical devices, as do various foreign authorities in their respective jurisdictions. The FDA also enforces additional regulations regarding the safety of equipment utilizing x-rays. Various states impose similar regulations. Certain of our manufactured and imported products and product components, including our x-ray systems and sensors, are currently regulated by such authorities and certain of our future products will require approval or marketing clearance from such various governmental authorities, including the FDA. In addition, various additional requirements are imposed upon us to make us eligible to sell products to the federal government.

The FDA review process typically requires extended proceedings pertaining to the safety and efficacy of new products. A Section 510(k) application is required in order to market a new or modified medical device. If specifically required by the FDA, a pre-market approval may be necessary. This procedure, which must be completed prior to marketing a new medical device, is potentially expensive and time consuming. The procedure may delay or hinder a product=s timely entry into the marketplace. Moreover, there can be no assurance that the review or approval process for these products by the FDA or any other applicable governmental authorities will occur in a timely fashion, if at all, or that additional regulations will not be adopted or current regulations amended in such a manner as will adversely affect us. In addition, final approval does not assure, in any manner, the success of the approved product.

We also are subject to other federal, state and local laws, regulations and recommendations relating to safe working conditions and manufacturing practices.

International sales of our products are subject to the regulatory agency product registration requirements of each country in which our products are sold. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. We typically rely upon our distributors in foreign countries to obtain the required regulatory approvals.

The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on our operating results and financial condition.

In addition to legislative and regulatory concerns directly affecting us, our customers operate in the health care industry, which is highly regulated. Both existing and future governmental regulations directed at our customers could adversely impact us indirectly. Further, cost-containment efforts by health maintenance organizations may adversely affect the potential market for our products.

We have product warranty exposure which could adversely affect our operating results and financial condition. We generally warrant each of our products against defects in materials and workmanship for a period of one year from the date of shipment, plus any extended warranty period purchased by the customer and three years for our digital sensors. The need for warranty service could have a material adverse effect on us by, among other things, requiring additional expenditures for parts and personnel, as well as damaging our reputation and goodwill.

There is a potential for product recall and product liability claims. Our products may be subject to recall for unforeseen reasons. In addition, certain applications, including projected applications, of our products entail the risk of product liability claims. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. These claims may be made by our customers, distributors or others. Although we have maintained insurance coverage related to product liability claims, no assurance can be given that product liability insurance coverage will continue to be available or, if available, that it can be obtained in sufficient amounts or at reasonable cost or that it will be sufficient to cover any claims that may arise. We do not maintain any insurance relating to potential recalls of our products. Costs associated with potential product recalls or product liability claims could have a material adverse effect on us.

Our inability to protect our intellectual property rights could prevent us from selling our products and hinder our financial performance. The technology and designs underlying our products may not be fully protected by patent rights. Our future success is dependent primarily on non-patented trade secrets and on the innovative skills, technological expertise and management abilities of our employees. Even with the patent rights in our products, our technology may not preclude or inhibit competitors from producing products that have identical performance as our products. In addition, we cannot guarantee that any protected trade secret could ultimately be proven valid if challenged. Any such challenge, with or without merit, could be time consuming to defend, result in costly litigation, divert the attention and resources of our management and, if successful, require us to pay monetary damages.

Our products may infringe the intellectual property rights of others which may cause us to incur unexpected costs or prevent us from selling our products. We believe our products do not infringe on the intellectual property rights of others. However, there can be no assurance that infringement claims will not be asserted against us in the future or that, if asserted, any infringement claim will be successfully defended. We also may be subject to legal proceedings and claims from time to time, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert the attention of our management away from running our business and seriously harm our business. If we were to discover that our products violated the intellectual property rights of others, we would have to obtain licenses from these parties in order to continue marketing our products without substantial re-engineering. We might not be able to obtain the necessary licenses on acceptable terms or at all and, if we could not obtain such licenses, we might not be able to re-engineer our products successfully or in a timely fashion. If we fail to address any infringement issues timely and successfully, we would be forced to incur significant costs, including damages and potentially satisfying indemnification obligations that we have with our customers, and we could be prevented from selling certain of our products.

Price competition could reduce market share or cause us to reduce prices to retain or recapture market share, which could reduce revenues and margins. Our operations generally face intense competition in all markets. The medical, dental and veterinary imaging industries have historically experienced price competition. This price competition could result in us losing market share in some markets or force us to reduce prices and thereby our profit margins in order to retain or recapture market share. Increased price competition in the future could further reduce revenues, profit margins and backlog.

Increased advertising or better marketing by our competitors could cause us to lose market share and revenues, or cause us to incur increased costs in order to retain or recapture market share. Extensive advertising or effective marketing by competitors could cause us to lose market share and revenues, or cause us to increase our own marketing costs. In addition, competitors may change the types or mix of products or services offered. These changes may attract customers, causing us to lose market share and revenue or to incur costs to vary our own types or mix of products or services in response to such competitive factors.

If we do not respond effectively to changing consumer preferences, our market share, revenues and profitability could decrease. Our future market share, revenues and profits will depend in part on our ability to anticipate, identify and respond to changing consumer preferences of professionals who utilize medical, dental and veterinary imaging equipment. We may not correctly anticipate or identify trends in consumer preferences, or we may identify them later than our competitors do. In addition, any strategies we may implement to address these trends may prove excessively costly, incorrect or ineffective.

Changes or increases in, or failure to comply with, regulations applicable to our business could increase our costs. The industries in which we compete are subject to extensive regulation and licensing requirements under federal, state and local laws.

Risks Involving Our Common Stock and Corporate Governance

Limited directors= liability could prevent our shareholders from holding our directors responsible for a lack of care.

Our certificate of incorporation provides that our directors will not be held liable to us or our shareholders for monetary damages upon breach of a director=s fiduciary duty, except to the extent otherwise required by law.

There is significant volatility in our stock prices.

The market for our common stock is highly volatile. The trading price of our common stock could widely fluctuate in response to, among other things:
●	quarterly variations in our operating and financial results;
●	announcements of technological innovations or new products by us, our vendors or our competitors;
●	changes in prices of our or our competitors= products and services;
●	changes in the product and service mix of our sales;
●	changes in our revenue and revenue growth rates as a whole or for individual geographic areas, products, services or product and sales categories;
●	unscheduled system interruptions;
●	our ability to timely develop, introduce and market new products, as well as enhanced versions of our current products;
●	additions or departures of key personnel;
●	changes in financial estimates by securities analysts;
●	conditions or trends in the medical imaging industries;
●	changes in the market valuations of other medical imaging companies;
●	developments in governmental regulations of medical imaging products;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	sales of our common stock or other securities in the open market; and
●	other events or factors that may be beyond our control.

Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we conduct our business or relating to us or our competitors could result in an immediate and adverse effect on the market price of our common stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many companies which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

We have no history of paying dividends.

We have never paid any cash dividends on our common stock and we do not anticipate paying any dividends in the foreseeable future. In addition, our ability to pay dividends to the holders of our common stock is limited under our credit facility with our bank.

We may issue substantial amounts of additional shares of our common stock without shareholder approval, which could dilute the equity interests of our shareholders.

We have outstanding an aggregate of 12,345,994 shares of our common stock, as of the date of this prospectus. We also have 5 million shares of serial preferred stock authorized but unissued, all of which shares are not reserved for specific purposes, and an additional (a) 1,398,400 shares of our common stock issuable upon the exercise of stock options granted or available for grant under our various stock plans and (b) 150,000 shares of our common stock issuable upon exercise of warrants we previously granted and are currently outstanding (including the 50,0000 warrants held by certain of the selling securityholders, the underlying shares for which are being offered pursuant to this prospectus), all as of the date of this prospectus. All of such shares may be issued without any action or approval by our shareholders. Any shares issued by us in the future would further dilute the percentage ownership held by our shareholders.

Substantial sales of our common stock could adversely affect the market price of our common stock.

Sales of a substantial number of shares of our common stock could adversely affect the market price of our common stock by introducing a large number of sellers to the market. This could cause the market price of our common stock to decline.

Our acquisition strategy may result in dilution to our shareholders.

Our business strategy to increase our market share in the industries in which we compete includes the possibility of strategic acquisitions of other businesses, technologies and services. We anticipate that future acquisitions will require cash and issuances of our capital stock, including our common stock. To the extent we are required to pay cash for any acquisition, we anticipate that we would be required to obtain additional equity and/or debt financing. Equity financing would result in dilution for our then current shareholders. Such stock issuances and financing, if obtained, may not be on terms favorable to us and could result in substantial dilution to our shareholders at the time(s) of these stock issuances and financings.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus, and the documents incorporated by reference into this prospectus, include Aforward-looking statements@ within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual financial or operating results, performances or achievements expressed or implied by such forward-looking statements not to occur or be realized. Forward-looking statements made in this prospectus, and the documents incorporated by reference into this prospectus, generally are based on our best estimates of future results, performances or achievements, predicated upon current conditions and the most recent results of the companies involved and their respective industries. Forward-looking statements may be identified by the use of forward-looking terminology such as Amay,@ Awill,@ Acould,@ Ashould,@ Aproject,@ Aexpect, @ Abelieve,@ Aestimate,@ Aanticipate,@ Aintend,@ Acontinue,@ Apotential,@ Aopportunity@ or similar terms, variations of those terms or the negative of those terms or other variations of those terms or comparable words or expressions. Potential risks and uncertainties include, among other things, such factors as:

●	the market acceptance, revenues and profitability of our current and future products and services;
●	general economic conditions in the United States and elsewhere, as well as the economic conditions affecting the industry in which we operate;
●	the competitive environments within the industry in which we operate;
●	our ability to raise additional capital, if and as needed;
●	our ability to attract and retain key personnel;
●	our ability to profitably design, develop, manufacture and sell new products;
●	our ability to repay our debts when due;
●	fluctuations in foreign currency exchange rates;
●	adverse outcomes to outstanding or future legal proceedings in which we are a party;
●	changes in the nature of enforcement of laws and regulations concerning our products, services, suppliers and customers;
●	the extent that our sales network and marketing programs achieve satisfactory response rates;
●	political and regulatory matters affecting the industry in which we operate; and
●	the other risks detailed in this prospectus, including those set forth in the section entitled ARisk Factors.@

BUSINESS OF THE COMPANY

General

We were organized on September 20, 1978, under the laws of the State of New York. Since such date, we have been engaged in the business of designing, developing, manufacturing and distributing equipment for generating, capturing and/or producing medical and dental diagnostic images through electronic technologies, as well as the chemical processing of photosensitive materials. Medical, dental, veterinary and industrial professionals use these products. Our products are distributed to worldwide markets, under various brand names, through a network of independent and unaffiliated dealers. We have been ISO 9001certified since 1996.

Our objective is to be a leading provider of cost effective, diagnostic radiographic products utilized in the medical, dental, veterinarian and industrial imaging fields. We concentrate on continually broadening our product offerings, enhancing both our domestic and international distribution channels and expanding our market presence in the diagnostic veterinary and dental imaging fields.

We are engaged in one industry segment, the manufacture and distribution of medical/dental x-ray equipment and accessories. Prior to July 2001, when we sold the assets related to our graphic arts subsidiary, we had been engaged in two industry segments, the manufacture and distribution of medical/dental x-ray equipment and accessories, and graphic arts processing equipment. We have agreed not to compete in this same business line of graphic arts film and plate processing equipment for ten years, to expire in July 2011. Our business segments until July 2001 were based on significant differences in the nature of our operations, including distribution channels and customers. The composition of the current industry segment is consistent with that used by our management in making strategic decisions.

Recent Event

In February 2006, we introduced a new product, the Digi-Vet Equine direct radiographic (ADR@) imaging system, a portable, field ready, real-time high quality digital imaging system developed for the approximate 9,000 veterinarians who treat a broad variety of equine patients and clients. Digital imaging is a rapidly growing area of interest for veterinarians. Digital imaging has natural inherent advantages and savings compared to x-ray film. The Company=s system employs an amorphous silicon digital x-ray sensor, which operates in a wide variety of temperature settings, and with AFP=s exclusive ProImage software. High quality images provide improved medical care in the barn, racetrack, or field, while leading to increased practice efficiency.

Description of Business

All of our products are distributed worldwide through an unaffiliated dealer network to doctors, dentists, veterinarians, hospitals, medical clinics, the U.S. military and others.

Principal Products and Services

The principal products manufactured and/or distributed by us include:

●	Digital Dental and Large Body DR and CR Imaging Systems

We manufacture, distribute and service a filmless, digital dental radiography system, utilizing x-rays and electronic imaging technology. Such equipment generates and captures a patient=s dental images with an intra-oral sensor and then displays the image on a computer screen that operates in a Windows-based, software environment. These filmless, digital dental radiographic systems, referred to as ADR Systems,@ have practical applications in both human and companion animal dentistry. We have developed proprietary application software for use with the sensor.

We recently introduced a new product capable of producing digitalized images of the legs of horses. This product is transportable, allowing veterinary professionals to take field images of a horse=s legs, storing the image and/or allowing immediate viewing for on-site diagnosis.

We also distribute computed radiology system, referred to as ACR Systems,@ that utilizes a reusable phosphorus plate and laser scanner in place of x-ray film. The plate can be erased and then re-exposed to capture another image. The ACR System@ is applicable to larger body x-ray examinations.

The DR Systems and CR Systems are marketed under the brands EVA7, EVA7-Vet, Digi-Vet and Digi-Vet Equine.

●	Medical, Dental and Industrial X-Ray Processors and Accessories

We manufacture and distribute a line of freestanding and table top medical, dental and industrial x-ray film processors, commonly referred to as Aanalog systems.@ These machines are capable of processing or developing films of various sizes. The exposed film is inserted into our equipment and returned to the operator developed, fixed, washed and dried. The equipment can be located either in a dark room site or adapted to a daylight loading system. These units are used for diagnostic x-ray imaging and industrial, non-destructive testing applications.

We also offer chemicals and other supplies necessary for the production of images utilizing our X-ray processors.

Our analog systems, as well as the chemical and other supplies utilized by our analog systems, are marketed under the brand names MiniMed and Dent-x.

●	X-Ray Systems

We have the exclusive distribution rights in the North American and Mexican markets for a well established, European-designed intraoral dental x-ray machine and a panoramic/cephalometric dental x-ray machine, marketed under the Dent-x brand. We also have the North American distribution rights to a Japanese-developed panoramic/ cephalometric dental x-ray machine. The x-ray film exposed by all of these units can be developed in our film processors. Alternatively, these x-ray products can be sourced and distributed with a digital, filmless sensor that is compatible with our other digital x-ray products and software.

●	Veterinary Imaging and Radiographic Systems

We manufacture and distribute a line of x-ray and related equipment specifically designed for the veterinary marketplace, and marketed under the AFP Imaging brand. These include intra-oral x-ray systems, a filmless digital dental radiography system, film processors, dental veterinary film, and a large body CR filmless scanner used in conjunction with general radiographic equipment. In July 2005, we were appointed the exclusive worldwide distributor of general-purpose x-ray systems and components specifically designed for all veterinary applications, known in the market under trade names AUniversal@ and AVetTek.@ These systems are designed to be either digital or film based and allows the veterinarian to perform either dental or general radiography on companion animals.

Patents and Trademarks

We presently hold or have licensed a number of domestic and foreign utility patents, which, we believe, are material to the technology used in our products. Our intellectual property includes several patents obtained in connection with acquisitions completed in 1997. We are not aware of any patents or other intellectual property held by others that conflict with our current product designs. However, there can be no assurance that infringement claims will not be asserted against us in the future. Patent applications have been filed where appropriate.

We own several domestic and foreign trademarks, which we use in connection with the marketing of our products, including AFP Imaging, Dent-X, EVA and Digi-Vet, among others.

We believe that our utility patents and trademarks are important to our operations and the loss or infringement by others of or to our rights to such patents and trademarks could have a material adverse effect on us. Even with the patent rights we hold, our intellectual technology may not preclude or inhibit competitors from producing products that have substantial similar performance results as do our products.

We have agreed to pay a nominal royalty on the domestic sales of our digital dental systems to a third party under a license for the use of the third party=s software format for the computer display of such images. We also have agreed to pay a royalty to a third party on the worldwide sales of our digital dental sensors, under a license to use certain technology developed and owned by the third party and utilized in the sensor=s operations. Royalties paid to this third party did not exceed 0.3% of our aggregate net sales for the fiscal year ended June 30, 2005 or the nine months ended March 31, 2006. We are dependent to some degree on these third-party licenses, and the loss or inability to replace these licenses could result in increased costs, as well as initial delays or reductions in product shipments. The principal technology applied to the construction of our other products may be considered proprietary.

Research and Development

The amounts spent by us during each of our last three fiscal years and nine months ended March 31, 2006 and 2005 on primary research activities relating to the development of new products and the improvement of existing products, all of which we sponsored, are as follows:

Year Ended June 30,			Nine Months Ended March 31,
2005	2004	2003	2006	2005
$ 435,812	$ 397,444	$ 553,991	$ 527,593	$ 275,691

We conduct research and development activities internally, at our Elmsford, New York facility, as well as contract out certain projects to qualified vendors and external consultants. Our research and development efforts and technologies have been enhanced by business acquisitions completed prior to 2001.

Raw Materials

We manufacture, assemble, and services our products at our ISO 9001/2000 (International Standards Organization) certified manufacturing facility in Elmsford, New York. Our products are manufactured from parts, components and subassemblies obtained from several unaffiliated suppliers and/or fabricated internally at our manufacturing facility. In most cases, we do not utilize any unique procedures, nor do we traditionally have difficulties in obtaining raw materials or processes, in the design and manufacture of our products. We do own proprietary designs and tooling to produce our digital x-ray sensors, which are in the physical possession of a vendor of ours. Although we anticipate that an adequate commercial supply of most raw material parts and components will remain available from multiple sources, the loss of our relationship with a particular supplier could result in some production delays; however, such a loss is not expected to materially adversely affect our business, as the proprietary designs for our principal products are readily reproducible.

Warranties

We generally warrant each of our products against defects in materials and workmanship for a period of one to two years from the date of shipment, plus any extended warranty period purchased by the customer, and three years for our digital sensors. The need to fulfill warranty claims by our dealers could have an adverse effect on us, by requiring additional expenditures for material and/or labor.

Sales, Marketing and Distribution

Our manufactured products are produced domestically and distributed both domestically and internationally to independent dealers and distributors. Our manufactured products are marketed under our own trade names and are distributed through an extensive network of independent medical, dental, and veterinary dealers. These dealers install and service such products. Other products are imported from foreign suppliers and sold in North America.

We conduct worldwide marketing and regional sales management efforts to promote all of our products and brand names. We advertise in domestic and international trade journals, provide sales support and literature, prepare technical manuals and conduct customer education and training programs in order to promote our products. In addition, we participate in domestic and international trade and clinical shows. We also maintain two separate web sites at afpimaging.com and dent-x.com, which provide an easy-to-navigate, on-line information environment, including our information, product description and extensive technical specifications and information. Information contained on our websites are not to be deemed part of this Memorandum.

Government Regulation

Our medical and dental products are subject to government regulation in the United States and certain other countries. The United States Food and Drug Administration (AFDA@) regulates the distribution of all equipment used as medical devices. We must comply with the procedures and standards established by the FDA and comparable foreign regulatory agencies. We believe we have registered all of our applicable medical and dental products with the FDA, and that all of our products and procedures satisfy all the criteria necessary to comply with FDA regulations. The FDA has the right to disapprove the marketing of any medical device that fails to comply with FDA regulations. Our manufacturing facility is ISO 9001/2000 certified. Where applicable, our products are certified by the Conformite= Europeenne (ACE@) for sales within the European Union. Any future changes in existing regulations, or adoption of additional regulations, domestically or internationally, which govern devices such as our medical and dental products have the potential to have a material adverse effect on our ability to market our existing products or to market new products.

We are also subject to other federal, state, and local laws, regulations and recommendations relating to safe working conditions and manufacturing processes.

International sales of our products are subject to the regulatory agency product registration requirements of each country in which our products are sold. The regulatory review process varies from country to country. We typically rely on our distributors in foreign countries to obtain the required regulatory approvals.

Product Liability Exposure

Our business involves the inherent risk of product liability claims. We currently maintain general product liability insurance as well as an umbrella liability policy, which we believe is sufficient to protect us from any potential risks to which we may be subject. However, there can be no assurances that product liability insurance coverage will continue to be available or, if available, that it can be obtained in sufficient amounts or at a reasonable cost.

Seasonal Nature

Historically, our fourth quarter revenues of any fiscal year have been higher than the subsequent first quarter=s revenues. This is due to aggressive fourth quarter marketing, followed by lower customer demand in the first fiscal quarter attributed to summer holidays and traditional foreign business closings during July and August. We expect net sales and operating results to continue to reflect this seasonality.

Working Capital Practices

We believe our practices regarding inventories, receivables or other items of working capital to be typical for the industry involved. On September 21, 2004, we renewed our senior secured credit facility (the ARenewed Revolving Credit Loan@), with our existing senior secured lender, for an additional three-year period through September 21, 2007. The Renewed Revolving Credit Loan consists of a $2.5 million revolving line of credit, which is secured by all of our inventory, accounts receivable, equipment, officer life insurance policies and proceeds thereof, trademarks, licenses, patents and general intangibles. It is believed that the Renewed Revolving Credit Loan is sufficient to finance our ongoing working capital requirements for the foreseeable future. The Renewed Revolving Credit Loan has an interest rate of 1.375% over the prime rate, currently totaling 9.125%, has a specific formula to calculate available funds based on eligible accounts receivable and inventory, and has certain reporting requirements to the senior secured lender. The Renewed Revolving Credit Loan requires that certain financial ratios and net worth amounts be maintained. The Renewed Revolving Credit Loan provides for increases in the interest rate charged on monies outstanding under specific circumstances. As of March 31, 2006, the amount outstanding under the renewed revolving credit loan was $0 and we were in compliance with all of the terms and conditions of the renewed revolving credit loan.

Customers

In our fiscal year ended June 30, 2005 (AFiscal Year 2005@) and nine months ended March 31, 2006, there were no sales to any one customer which accounted for 10% or more of our total consolidated sales. In our fiscal year ended June 30, 2004 (AFiscal Year 2004@), sales of dental imaging equipment to Henry Schein Inc. accounted for approximately 11% of our total consolidated sales. In our fiscal year ended June 30, 2003 (AFiscal Year 2003@), sales of dental imaging equipment to Henry Schein Inc. and Patterson Dental Supply, each accounted for approximately 11% of our total consolidated sales. Management believes that the loss of any one customer would have an adverse effect on our consolidated business for a short period of time, as we seek new customers.

Backlog Orders

As of April 30, 2006, the Company=s backlog of orders for its products was approximately $885,000, as compared with $1.09 million as of June 30, 2005 and $1.19 million as of June 30, 2004. All of the orders included in the backlog at February 28, 2006 are scheduled for delivery on or before February 28, 2007. Spare part sales are not included in the Company=s backlog calculations. In the opinion of the Company, fluctuations in the backlog and its size at any given time are not necessarily indicative of intermediate or long-term trends in the Company=s business. Much of the Company=s backlog can be canceled or the delivery dates of orders can be accelerated or extended without penalty. Delivery of capital equipment is frequently subject to changing budget conditions of medical institutions and end user clinical practitioners, which can vary significantly between fiscal periods.

Government Contracts

We have not fulfilled any significant contracts with the United States Government in our last three fiscal years or nine months ended March 31, 2006 that were material to our consolidated business. Our policy is to be responsive to all governmental Requests for Quotations (RFQ), which can be fulfilled by items within the scope of our product lines.

Competition

Our products utilize mechanical, as well as analog and digital electronic, technologies. We are subject to both foreign and domestic competition. The competition is characterized by significant investment in research and development of new technologies, products and services. Some competitors are well established in the film processor manufacturing and distribution businesses and may have greater financial, distribution resources and facilities than us. With respect to all of our products, we compete on the basis of price, features, product quality, applications, engineering, promptness of delivery and customer service. We purchase certain products from others for resale on an exclusive or non-exclusive basis, which may be subject to competition from other independent distributors.

We also compete in the dental imaging market on the basis of our proprietary and patented technologies. Certain competitors have significant or greater resources and revenues in electronic digital imaging technologies and expertise in software development utilized in dental imaging products.

The market for technology professional services is intensely competitive, rapidly evolving and subject to rapid technological change. We expect competition not only to persist, but also to increase. Competition may result in price reductions, reduced margins and loss of market share. The market for our goods and services is rapidly evolving and is subject to continuous technological change.

While we believe our products are competitive in terms of capabilities, quality and price, increased competition in the marketplace could have an adverse effect on our business. In this regard, recent business mergers and acquisitions within the industries in which we compete could have an adverse effect on our business. Many of our competitors are much larger with significantly greater financial, sales, marketing and other resources than ours. There can be no assurance that these competitors are not currently developing or will attempt to develop new products that are more effective than ours or that might render our products noncompetitive or obsolete. No assurances can be given that we will be able to compete successfully with such competitors in the future.

Environmental

We believe we are in compliance with the current laws and regulations governing the protection of the environment and that continued compliance would not have a material adverse effect on us or require any material capital expenditures. Compliance with local codes for the installation and operation of our products are the responsibility of the end user, or the dealer who independently provides installation services.

Employees

As of the date of this Memorandum, we employed approximately 85 people on a full-time basis. We have no collective bargaining agreements and consider our relationship with our employees to be satisfactory.

Properties

Our sole executive office and manufacturing facility is located in Elmsford, New York. This facility, which comprises approximately 47,735 square feet, is subject to a lease expiring on December 31, 2009 with a current rental of $525,085 per year through the lease term, plus increases for real estate taxes, utility costs and common area charges. We believe our facility is well maintained, in good operating condition and sufficient to meet our present and anticipated needs.

USE OF PROCEEDS

The proceeds from the sale of the shares of our common stock being offered by the selling securityholders pursuant to this prospectus will belong to the selling securityholders. We will not receive any of the proceeds from the sale of such shares, except with respect to the exercise price of the warrants held by certain of the selling securityholders. We will utilize any proceeds from the exercise of such warrants for:
●	payment of cash consideration in connection with future acquisitions as part of our strategic growth strategy to increase our market share in the industries in which we compete; and
●	general corporate and working capital purposes.

We will have complete discretion over how we may use the proceeds from any exercise of the warrants. We cannot assure investors that our use of the net proceeds will not vary substantially due to unforeseen factors. If we do not complete an acquisition, the proceeds from the exercise of the warrants that otherwise would have been used to complete that acquisition will be applied to other possible acquisitions or general corporate purposes and working capital. We have no definitive agreements or plans to acquire any other company or business, except as otherwise set forth in this prospectus or in the documents we incorporate by reference into this prospectus.

Our strategic growth plans set forth in this prospectus and in the documents we incorporate by reference into this prospectus represent our current plans for the development and expansion of our business. We reserve the right, when and if the opportunity arises, to acquire other businesses, products and technologies for the purpose of expanding our business, as described in this prospectus and in the documents we incorporate by reference into this prospectus. If such a business opportunity arises, we may use a portion of our working capital for that purpose.

Pending use of the proceeds from any exercise of the warrants, we may invest all or a portion of such proceeds in marketable securities, equity securities of other companies, short-term, interest-bearing securities, U.S. Government securities, money market investments and short-term, interest-bearing deposits in banks.

DIVIDEND POLICY

We have never declared or paid any dividends to the holders of our common stock and we do not expect to pay cash dividends in the foreseeable future. We currently intend to retain all earnings for use in connection with the further development of our business and for general corporate purposes. Our board of directors will have the sole discretion in determining whether to declare and pay dividends in the future. The declaration of dividends will depend on our profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors. In addition, provisions contained in our credit facility and financing arrangement with Keltic Financial Partners, LP place restrictions on our ability to declare or make any cash dividends on our common stock. In addition, our ability to pay cash dividends on our common stock in the future could be further limited or prohibited by the terms of future financing agreements that we may enter into or by the terms of any preferred stock that we may authorize and issue.

SELLING SECURITYHOLDERS

An aggregate of 2,827,777 shares of our common stock may be offered for sale and sold pursuant to this prospectus by the selling securityholders. These shares consist of:
●	2,777,777 currently outstanding shares; and
●	50,000 shares issuable upon exercise of outstanding warrants.

These aggregate 2,827,777 shares are to be offered by and for the respective accounts of the selling securityholders and any pledgees, donees, assignees and transferees or successors-in-interest of the respective selling securityholders. We have agreed to register all of such securities under the Securities Act and to pay all of the expenses in connection with such registration and sale of the shares (other than underwriting discounts and selling commissions and the fees and expenses of counsel and other advisors to the selling securityholders).

The following table and notes to the table sets forth, with respect to each selling securityholder:
●	the name of the selling securityholder and any material relationship the selling securityholder has had with us over the past three years;
●	the number of shares of our common stock beneficially owned by the selling securityholder as of the date of this prospectus;
●	the number of shares being offered for sale by the selling securityholder pursuant to this prospectus; and
●
the number of shares of our common stock and percentage that will be beneficially owned by the selling securityholder assuming the selling securityholder disposes of all of the shares being offered pursuant to this prospectus.

	Beneficial	Number of	Beneficial Ownership
	Ownership Prior to	Shares Being	After the Sale of the Shares
Name and Material Relationships	Sale of the Shares	Offered for Sale	Number	Percentage
Brazos Micro Cap Portfolio (1)	555,500	555,500	0	0
James S. Cassel and Mindy E. Cassel, TBE (2)		30,000
Carter Management Group, LLC (1)	110,000	110,000	0	0
Martin J. Ehrenreich (1)	21,000	15,000	6,000.048%
GAMCO Medical Opportunities (1)	130,000	130,000	0	0
Kevin Gordon and Jule Gordon, TBE (2)		1,250
Judith Snow Hansen (2)		1,250
Iroquois Master Fund Ltd (1).		386,111
Louis Co. - A Partnership (1)	100,000	100,000	0	0
MicroCapital Fund LP (1)		335,000
MicroCapital Fund Ltd. (1)		165,000
Kathy Motley (2)		1,250
Norman H. Pessin (1)	570,300	400,000	170,300	1.38%
Scott E. Salpeter (2)		7,750
Smithfield Fiduciary LLC (1)	416,166	416,166	0	0
Barry Steiner (2)		7,250
The Manyamental Opportunities Fund, LP (1)	170,500	150,000	20,500.17%
Marcus Wai (2)		1,250
Webster Family Trust (1)	15,000	15,000	0	0

(1)	Acquired the shares of our common stock being offered pursuant to this prospectus in our private placement consummated on May 2, 2006, at a purchase price of $1.80 per share.
(2)
Represents the shares of our common stock issuable upon exercise of warrants acquired on March 28, 2006 as a designee of an investment banking firm which we retained to provide financial advisory services to us as part of our strategy to increase our market share in the industries in which we compete.

PLAN OF DISTRIBUTION

The shares of our common stock being offered for sale pursuant to this prospectus may be sold by the selling securityholders or by pledgees, donees, transferees or other successors in interest of the selling securityholders for their respective own accounts.

We will receive none of the proceeds from such shares, other than proceeds from the exercise of the warrants. The selling securityholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the shares.

The distribution of the shares by the selling securityholders is not subject to any underwriting agreement. The shares offered by the selling securityholders may be sold from time to time at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the selling securityholders may sell their shares covered by this prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The selling securityholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgees, transferees or other successors in interest as selling securityholders under this prospectus.

The selling securityholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the transferees, pledgees or other successors in interest as selling securityholders under this prospectus.

The selling securityholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the selling securityholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

The selling securityholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell shares short and redeliver the shares to close out such short positions. The selling securityholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling securityholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Any broker-dealer that participates with the selling securityholders in the distribution of the shares being offered pursuant to this prospectus may be deemed to be underwriters and any commissions received by them and any profit on the resale of shares positioned by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. To our knowledge, none of the selling securityholders has entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of our common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any of the selling securityholders. If we are notified by any selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of shares offered pursuant to this prospectus, we will, if required, file a supplement to this prospectus. If the selling securityholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act.

Each selling securityholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling securityholders.

The 50,000 shares offered pursuant to this prospectus which are issuable upon the exercise of the warrants to purchase such shares will be issued in accordance with the terms of such warrants. Among other things, each of such warrants provide that, upon surrender at our principal offices of the warrant certificate evidencing such warrant, with the annexed form of exercise duly executed, together with payment of the appropriate exercise price, the registered holder (or assigns) will be entitled to receive a certificate for the shares so purchased.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock currently consists of 30 million shares of common stock, of which 12,345,994 shares were outstanding as of the date of this prospectus, and 5 million shares of preferred stock, no shares of which were outstanding as of the date of this prospectus.

The following description of our capital stock is subject to and qualified by our certificate of incorporation and by-laws, both of which are available upon request, and by applicable provisions of New York law.

Common Stock

Our common stock is currently traded on the over-the-counter market maintained by the NASD, Inc. under the trading symbol AAFPC.OB.@

Holders of our common stock are entitled to one vote for each share owned on all matters submitted to a vote of shareholders. Holders of our common stock also are entitled to receive cash dividends, if any, declared by our board of directors out of funds legally available therefor, subject to the rights of any holders of our preferred stock. Holders of our common stock do not have subscription, redemption, conversion or preemptive rights. Each share of our common stock is entitled to participate pro rata in any distribution upon liquidation, subject to the rights of holders of our preferred stock.

Holders of our common stock are entitled to elect all of our directors. Our board of directors, which currently consists of four persons, are elected annually. Holders of our common stock do not have cumulative voting rights, which means that the holders of more than half of the shares voting for the election of directors can elect all of our directors and, in such event, the holders of the remaining shares will not be able to elect any of such directors.

Serial Preferred Stock

Our board of directors is authorized by the our certificate of incorporation to issue up to 5 million shares of one or more series of serial preferred stock. No shares of serial preferred stock have been authorized for future issuance by our board of directors, nor does the board have any present plans to issue any such shares. In the event that the our board of directors does determine to issue shares of serial preferred stock, it may exercise its discretion in establishing the terms of such serial preferred stock. In the exercise of such discretion, the board may determine the voting rights, if any, of the series of serial preferred stock being issued, which could include the right to vote separately or as a single class with our common stock and/or other series of serial preferred stock; to have more or less voting power per share than that possessed by our common stock or other series of serial preferred stock; and to vote on certain specified matters presented to the shareholders or on all of such matters or upon the occurrence of any specified event or condition. On our liquidation, dissolution or winding up, the holders of serial preferred stock may be entitled to receive preferential cash distributions fixed by the board when creating the particular series thereof before the holders of our common stock are entitled to receive anything. Serial preferred stock authorized by our board of directors could be redeemable or convertible into shares of any other class or series of our capital stock.

The issuance of serial preferred stock by our board of directors could adversely affect the rights of holders of our common stock by, among other things, establishing preferential dividends, liquidation rights or voting powers. The issuance of serial preferred stock could be used to discourage or prevent efforts to acquire control of our company through the acquisition of shares of our common stock.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038. American Stock Transfer=s telephone number is (212) 936-5100.

PRICE RANGE OF COMMON STOCK

Market Price

Our common stock is traded on the over-the-counter market maintained by the NASD, Inc. under the symbol AAFPC.OB@ The following table sets forth the range of high and low bid prices for our common stock for the periods indicated as derived from reports furnished by Commodity Systems Inc. The information reflects inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

Quarter Ended	High Bid	Low Bid
September 30, 2003	$.32	$.14
December 31, 2003	.74	.25
March 31, 2004	1.19	.64
June 30, 2004	1.64	1.02

September 30, 2004	1.85	1.21
December 31, 2004	1.51	1.11
March 31, 2005	1.70	1.12
June 30, 2005	2.25	1.40

September 30, 2005	3.50	1.85
December 31, 2005	2.30	1.65
March 31, 2006	2.45	1.75
Through May 31, 2006	2.35	2.35

The market for our common stock is highly volatile and the trading price of shares of our common stock could widely fluctuate in response to numerous factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market price for the securities of many companies, which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

Holders

There were 315 holders of record of our common stock, as of May 17, 2006. We estimate, based on surveys conducted by our transfer agent in connection with our 2005 Annual Meeting of Shareholders, that there are approximately 1,400 beneficial holders of our common stock.

MANAGEMENT

Officers and Directors

Our current executive officers and directors, their ages, positions and principal offices with us and the year they first became directors are as follows:

		Principal Positions and	Director
Name	Age	Offices with our Company	Since
Robert A. Blatt	65	Director	1995
Jack Becker	70	Director	1997
Aida McKinney	49	Vice-President of Administration	N/A
Roberto Molteni	55	Executive Vice-President of Technology	N/A
Elise Nissen	51	Chief Financial Officer	N/A
Donald Rabinovitch	60	President, Co-Chief Executive Officer	1978
David Vozick	65	Chairman of the Board, Co-Chief Executive Officer, Secretary and Treasurer	1978

Set forth below is a brief description of the background of our executive officers and directors, based on information provided by them to us.

Robert A. Blatt is the chairman and majority owner of CRC Group, Inc., a developer, owner and operator of commercial real estate. Mr. Blatt has been a member (seat-holder) of the New York Stock Exchange, Inc. since 1985. Mr. Blatt is a director, vice-president and chairman of the finance committee of MTR Gaming Group, Inc., a Nasdaq-listed company (NASDAQ: MNTG). Mr. Blatt is the chief executive officer and managing member of New England National, LLC, an entity which filed a voluntary petition under Chapter 11 of the federal bankruptcy laws (District of Connecticut) in August 2002. Mr. Blatt has indicated to us that this bankruptcy filing was necessitated by a court's upholding the imposition of real estate taxes at rates applicable to golf courses, rather than vacant land, for periods prior to the entity's development of the property. He is a member of the State Bar of California.

Jack Becker has been a practicing attorney in New York State since 1960 and is a principal of Snow Becker Krauss P.C., our outside general counsel. He has served since 1969 as a director of Paxar Corporation, a New York Stock Exchange-listed company (NYSE: PXR), providing value-added identification and tracking solutions to retailers, apparel manufacturers and selected markets.

Aida McKinney has served as our vice president of administration since 1986. From 1980 to 1986, she served as our administrative manager.

Roberto Molteni has served as our executive vice-president of technology since 2005, joining us with over twenty years experience in senior management within the dental and radiographic industries, focusing on the design and development of dental imaging systems. From 1998 to 2005, he was Director, Research and Development at Gendex Dental Systems. His other experience includes serving as director of research and development of analog and digital imaging systems at KaVo/North America and Philips Dental, major diagnostic imaging manufacturers. Dr. Molteni holds a PhD in physics from the University of Milan (Italy).

Elise Nissen has served as our chief financial officer since 1997. From 1982 to 1997, she served as our vice president of finance and controller. Ms. Nissen is a certified public accountant.

Donald Rabinovitch has served as our president and co-chief executive officer, as well as one of our directors, since our formation in 1978. He was one of our original co-founders. Mr. Rabinovitch is a cousin of David Vozick.

David Vozick has served as chairman of our board of directors, secretary, treasurer and co-chief executive officer, as well as one of our directors, since our formation in 1978. He was one of our original co-founders. Mr. Vozick is a cousin of Donald Rabinovitch.

PRINCIPAL SHAREHOLDERS

The common stock is our only class of voting securities presently outstanding. The following table sets forth information with respect to the beneficial ownership of shares of our common stock, as of the date of this prospectus by:

●	each person known to us to beneficially own 5% or more of the outstanding shares of our common stock, based on filings with the SEC and certain other information,
●	each of our executive officers and directors, and
●	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power. In addition, under SEC rules, a person is deemed to be the beneficial owner of securities which may be acquired by such person upon the exercise of options, warrants or convertible securities within 60 days from the date on which beneficial ownership is to be determined.

Except as otherwise indicated in the notes to the following table,
●	We believe that all shares are beneficially owned, and investment and voting power is held by, the persons named as owners, and
●	the address for each beneficial owner listed in the table is j AFP Imaging Corporation, 250 Clearbrook Road, Elmsford, New York 10523.

	Amount and Nature
	of Common Stock	Percentage of Shares
Name of Beneficial Owner	Beneficial Owned	Beneficially Owned
David Vozick (1)	1,526,603 (2)	12.2%
Donald Rabinovitch (3)	1,407,803 (4)	11.2
Robert A. Blatt (5)	810,963 (6)	6.5
Jack Becker (7)	152,522 (8)	1.2
Elise Nissen (9)	124,000 (10)	1.0
Roberto Molteni (11)	100,000 (12)	0.8
Aida McKinney (13)	94,000 (14)	0.8
All executive officers and directors as a group (seven persons)	4,215,891 (15)	32.3

(1)	Mr. Vozick is our chairman of the board, co-chief executive officer, secretary and treasurer.
(2)
Includes (a) 180,000 shares of our common stock which are issuable upon exercise of options granted to Mr. Vozick, which shares are exercisable within the 60 days following the date of this prospectus and (b) 140,000 shares of our common stock owned of record by Mr. Vozick's family foundation, of which Mr. Vozick has shared voting and dispositive powers with his spouse. Mr. Vozick disclaims beneficial ownership to the shares owned by Mr. Vozick's family foundation.

(3)	Mr. Rabinovitch is our president, co-chief executive officer and one of our directors.
(4)
Includes (a) 180,000 shares of our common stock which are issuable upon exercise of options granted to Mr. Rabinovitch, which shares are exercisable within the 60 days following the date of this prospectus and (b) 125,000 shares of our common stock owned of record by Mr. Rabinovitch's family foundation, of which Mr. Rabinovitch has shared voting and dispositive powers with his spouse. Mr. Rabinovitch disclaims beneficial ownership to the shares owned by Mr. Rabinovitch's family foundation.

(5)	Mr. Blatt is one of our directors. The address for Mr. Blatt is 1890 Palmer Avenue, Larchmont, New York 10538.
(6)	Includes 107,000 shares of our common stock which are issuable upon exercise of options granted to Mr. Blatt, which shares are exercisable within the 60 days following the date of this prospectus.
(7)	Mr. Becker is one of our directors. The address for Mr. Becker c/o Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158.
(8)
Includes (a) 25,000 shares of our common stock owned of record by Snow Becker Krauss P.C., a law firm which acts as our outside general counsel and of which Mr. Becker is a principal, and (b) 120,500 shares of our common stock issuable upon exercise of options granted to Mr. Becker, which shares are exercisable within the 60 days following the date of this prospectus.

(9)	Ms. Nissen is our chief financial officer.
(10)	Includes 15,000 shares of our common stock which are issuable upon exercise of options granted to Ms. Nissen, which shares are exercisable within the 60 days following the date of this prospectus.
(11)	Dr. Molteni is our executive vice-president of technology.
(12)	Includes 100,000 shares of our common stock issuable upon exercise of options granted to Dr. Molteni, which shares are exercisable within the 60 days following the date of this prospectus.
(13)	Ms. McKinney is our vice-president of administration.
(14)	Includes 15,000 shares of our common stock issuable upon exercise of options granted to Ms. McKinney, which shares are exercisable within the 60 days following the date of this prospectus.
(15)	Includes those shares of our common stock owned by our current executive officers and directors, as set forth in notes (2), (4), (6), (8), (10), (12) and (14).

LEGAL MATTERS

The validity of our common stock being offered pursuant to this prospectus will be passed upon for us by Snow Becker Krauss P.C. Snow Becker Krauss P.C. owns 25,000 shares of our common stock and a principal of Snow Becker Krauss P.C., Jack Becker, who also serves as a director of our company, owns 7,022 shares of our common stock and holds options to purchase an additional 120,500 shares of our common stock. Another principal of Snow Becker Krauss P.C. owns 172 shares of our common stock.

EXPERTS

Our audited consolidated financial statements for the year ended June 30, 2005 have been incorporated by reference into this prospectus and in the registration statement to which this prospectus forms a part in reliance upon the respective reports of (with respect to our fiscal years ended June 30, 2005 and 2004) Goldstein Golub Kessler LLP, an independent registered public accounting firm, and (with respect to our fiscal year ended June 30, 2003) Ernst & Young LLP, an independent registered public accounting firm, as set forth in their respective reports thereon incorporated by reference herein in this prospectus and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE TO GET MORE INFORMATION

Registration Statement

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to our common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by that reference. The registration statement, including exhibits to the registration statement, may be inspected and copied at the public reference facilities maintained by the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You should call 1-800-SEC-0330, for more information on the public reference room. The SEC also maintains a world wide web site at Ahttp://www.sec.gov@ that contains reports, proxy and information statements and other information regarding registrants, including us, which file electronically with the SEC. The registration statement, including all exhibits and amendments to the registration statement, is available on that website.

Other Information

Government Filings

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. As such, we file annual, quarterly and special reports, proxy statements and other documents with the SEC. These reports, proxy statements and other documents may be inspected and copied at the public reference facilities maintained by the SEC at its Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. You also may obtain copies of such material by mail from the public reference facilities of the SEC=s Washington, D.C. offices, at prescribed rates. Please call the SEC, at 1-800-SEC-0330, for further information on its public reference facilities. In addition, the SEC maintains a world wide web site that contains reports, proxy and information statements and other information regarding companies, including us, that file electronically with the SEC at the address Ahttp://www.sec.gov.@ Information contained on the SEC website is not part of this prospectus.

AFP Imaging Corporation

Most of our SEC filings also are available at our website at Ahttp://www.afpimaging.com.@ Information contained on our website is not part of this prospectus. We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:

Investor Relations Department
AFP Imaging Corporation
250 Clearbrook Road
Elmsford, New York 10523
Telephone number: (914) 592-6100

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to Aincorporate by reference@ in this prospectus certain the information we file with the SEC, which means that:

●	incorporated documents are considered part of this prospectus;
●	we can disclose important information to you by referring you to those documents; and
●	certain information that we file after the date of this prospectus with the SEC will automatically update and supersede information contained in this prospectus and the registration statement.

We incorporate by reference the documents listed below. We also incorporate by reference any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed.

●	our Annual Report on Form 10-K for the fiscal year ended June 30, 2005, filed with the SEC on September 27, 2005;
●	our Current Report on Form 8-K (Date of Report: July 25, 2005), filed with the SEC on July 25, 2005;
●	our Current Report on Form 8-K (Date of Report: September 13, 2005), filed with the SEC on September 13, 2005;
●	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, filed with the SEC on November 14, 2005;
●	our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005, filed with the SEC on February 14, 2006;
●	our Current Report on Form 8-K (Date of Report: May 2, 2006), filed with the SEC on May 3, 2006; and
●	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed with the SEC on May 15, 2006;
●
the description of our common stock contained in the Registration Statement on Form 8-A we filed with the SEC in 1980, including any amendment(s) or report(s) filed for the purpose of updating such description.

2,827,777 Shares

AFP Imaging Corporation

Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses of the issuance and distribution of the shares being offered for sale pursuant to this registration statement, all of which are to be borne by the registrant, are as follows:

Securities and Exchange Commission registration fee	$680.79
Accounting fees and expenses	9,000.00 *
Legal fees and expenses	100,000.00 *
Printing and engraving	1,000.00 *
Miscellaneous	15,000 *
Total	$125,680.79 *

*	Estimated.

Item 14. Indemnification of Directors and Officers.

Under the provisions of the certificate of incorporation and by-laws of the registrant, as amended to the date of this registration statement, each person who is or was a director or officer of registrant shall be indemnified by the registrant to the full extent permitted or authorized by the Business Corporation Law of the State of New York. Under such law, to the extent that such person is successful on the merits of defense of a suit or proceeding brought against such person by reason of the fact that such person is a director or officer of the registrant, such person shall be indemnified against expenses (including attorneys= fees) reasonably incurred in connection with such action. If unsuccessful in defense of a third-party civil suit or a criminal suit is settled, such a person shall be indemnified under such law against both (a) expenses (including attorneys= fees) and (b) judgments, fines and amounts paid in settlement if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the registrant, and with respect to any criminal action, had no reasonable cause to believe such person=s conduct was unlawful. If unsuccessful in defense of a suit brought by or in the right of the registrant, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys= fees) incurred in the defense or settlement of such suit if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the registrant.

The officers and directors of the registrant are covered by officers= and directors= liability insurance. The policy coverage is $4 million, which includes reimbursement for costs and fees. There is a maximum aggregate deductible for each loss under the policy of $100,000.

Item 15. Recent Sales of Unregistered Securities.

Not applicable.

Item 16. Exhibits and Financial Statement Schedules.

Set forth below is a list of all exhibits to this Registration Statement on Form S-1.

Number	Description

3.1	Restated Certificate of Incorporation of the registrant.*
3.2	By-laws of the registrant, as amended to date.*
**5.1	Opinion and consent of Snow Becker Krauss P.C.
10.1	Health and Medical Reimbursement Plan of the registrant.*
10.2	Lease Agreement, dated September 1, 1985, for premises at 250 Clearbrook Road, Elmsford, New York.*

10.3	Profit Sharing Plan of the registrant, as supplemented.*
10.4	1995 Stock Option Plan of the registrant.*
10.5	1999 Incentive Stock Option Plan of the registrant.*
10.6	2004 Equity Incentive Plan of the registrant.*
10.7	Loan and Security Agreement, dated September 21, 2001, between Keltic Financial Partners, LP and the registrant.*
10.8	Restated Revolving Note, dated September 21, 2004, for the benefit of Keltic Financial Partners, LP.*
10.9	Fifth Amendment to Loan and Security Agreement between Keltic Financial Partners, LP and the registrant.*
11.1	Statement re computation per share earnings.*
21.1	Subsidiaries of the registrant.*
23.1	Consent of Goldstein Golub Kessler LLP.
23.2	Consent of Ernst & Young LLP.
**23.3	Consent of Snow Becker Krauss P.C.

*	Incorporated by reference. See Exhibit Index.
**	To be filed by amendment.

Item 17. Undertakings.

(a)    The undersigned registrant hereby undertakes:

(i)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:
(A)    include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(B)    reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the ACalculation of Registration Fee@ table in the effective registration statement; an

(C)    include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(ii)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(iii)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant=s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes that:

(i)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Elmsford, State of New York, on June 21, 2006.

AFP IMAGING CORPORATION

By:	/s/ DONALD RABINOVITCH

Name: Donald Rabinovitch Title: President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Donald Rabinovitch	President, Co-Chief Executive Officer and	June 21, 2006
Donald Rabinovitch	Director (Co-Principal Executive Officer)

/s/ David Vozick	Chairman of the Board, Co- Chief Executive Officer,
David Vozick	Secretary and Treasurer
	(Co-Principal Executive Officer)	June 21, 2006

/s/ Elise Nissen	Chief Financial Officer (Principal Financial and	June 21, 2006
Elise Nissen	Accounting Officer)

/s/ Jack Becker	Director	June 21, 2006
Jack Becker

/s/ Robert Blatt	Director	June 21, 2006
Robert Blatt

AFP IMAGING CORPORATION

REGISTRATION STATEMENT ON FORM S-1

EXHIBIT INDEX

Exhibit
Number	Description
3.1
Restated Certificate of Incorporation of the registrant. [Incorporated by reference to exhibit 3.1 to the registrant=s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004, filed with the SEC on February 11, 2005.]

3.2
By-laws of the registrant, as amended to date. [Incorporated by reference to exhibit 3.1 to the registrant=s Current Report on Form 8-K (Date of Report: December 10, 2004), filed with the SEC on December 15, 2004.]

*5.1	Opinion and consent of Snow Becker Krauss P.C.
10.1
Health and Medical Reimbursement Plan of the registrant. [Incorporated by reference from exhibits to the registrant=s Registration Statement on Form S18 (Registration No.: 2-68980-NY), filed with the SEC on August 28, 1990]

10.2
Lease Agreement, dated September 1, 1985, for premises at 250 Clearbrook Road, Elmsford, New York. [Incorporated by reference to exhibit 10(f) to the registrant=s Current Report on Form 8-K (Date of Report: June 30, 1986), filed with the SEC on September 25, 1986]

10.3
Profit Sharing Plan of the registrant, as supplemented. [Incorporated by reference from exhibits to the registrant=s Registration Statement on Form S18 (Registration No.: 2-68980-NY), filed with the SEC on August 28, 1990.]

10.4
1995 Stock Option Plan of the registrant. [Incorporated by reference to exhibit 4(a) to the registrant=s Annual Report on Form 10-Q for the year ended June 30, 1996, filed with the SEC on September 26, 1996.]

10.5
1999 Incentive Stock Option Plan of the registrant. [Incorporated by reference to exhibit 10(h) to the registrant=s Annual Report on Form 10-K for the year ended June 30, 1999, filed with the SEC on September 22, 1999.]

10.6
2004 Equity Incentive Plan of the registrant. [Incorporated by reference to exhibit 10.1 to the registrant=s Current Report on Form 8-K (Date of Report: October 8, 2004), filed with the SEC on October 8, 2004.]

10.7
Loan and Security Agreement, dated September 21, 2001, between Keltic Financial Partners, LP and the registrant. [Incorporated by reference to exhibit 10(l) to the registrant=s Annual Report on Form 10-K for the year ended June 30, 2001, filed with the SEC on October 10, 2001.]

10.8
Restated Revolving Note, dated September 21, 2004, for the benefit of Keltic Financial Partners, LP. [Incorporated by reference to exhibit 10.1 to the registrant=s Annual Report on Form 10-K for the year ended June 30, 2004, filed with the SEC on September 27, 2004.]

10.9
Fifth Amendment to Loan and Security Agreement between Keltic Financial Partners, LP and the registrant. [Incorporated by reference to exhibit 10.2 to the registrant=s Annual Report on Form 10-K for the year ended June 30, 2004, filed with the SEC on September 27, 2004.]

11.1
Statement re computation per share earnings. [Included in Note 1 to the audited financial statements of the registrant included in the registrant=s Annual Report on Form 10-K for the year ended June 30, 2005, filed with the SEC on September 27, 2005.]

21.1	Subsidiaries of the registrant. [Incorporated by reference to exhibit 21 to the registrant=s Annual Report on Form 10-K for the year ended June 30, 2005, filed with the SEC on September 27, 2005.]
23.1	Consent of Goldstein Golub Kessler LLP.
23.2	Consent of Ernst & Young LLP.
*23.3	Consent of Snow Becker Krauss P.C. [Included in legal opinion filed as exhibit 5.1.]

*	To be filed by amendment.